822 Bishop Street Honolulu, Hawaii 96813 P. O. Box 3440 Honolulu, HI 96801-3440 www.alexanderbaldwin.com Tel (808) 525-6611 Fax (808) 525-6652

July 17, 2013

VIA EDGAR

Mr. Kevin Woody
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Alexander & Baldwin, Inc. Form 10-K for the fiscal year ended December 31, 2012 Filed February 28, 2013 File No. 001-35492

Dear Mr. Woody:

Reference is made to a letter dated June 25, 2013 (the “Comment Letter”) to Mr. Paul Ito, Chief Financial Officer of Alexander & Baldwin, Inc. (the “Company”), setting forth the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed by the Company (the “Annual Report”).

The Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
July 17, 2013

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 1 & 2. Business and Properties
Description of Business and Properties

1.
In future Exchange Act reports, if material, please disclose total development costs on a per square foot or unit basis for completed projects. If applicable, please clarify if such amounts include leasing costs.

The Company respectfully informs the Staff that there were no commercial real estate projects developed by the Company for its own portfolio that were completed during the years ended December 31, 2012 and 2011. The Company does not routinely develop commercial real estate projects that are held for use in its own portfolio. The last wholly owned commercial real estate development project undertaken by the Company and retained in its portfolio was completed in 2005. The growth in the Company’s commercial real estate portfolio has been achieved principally through routine sales of its commercial properties or undeveloped landholdings, the proceeds of which are then reinvested into other commercial properties purchased from third parties.

2.	We note that you currently disclose average occupancy rates per geographic region. In future Exchange Act reports, please also disclose average occupancy rates on a property type basis.

In future Exchange Act reports, the Company will disclose average occupancy rates on a property type basis. The following table provides an example of the requested information regarding the Company’s commercial portfolio occupancy by property type:

The Company’s commercial portfolio’s weighted average occupancy summarized by geographic location and property type for the quarter ended XX is as follows:

(weighted average occupancy - percent)	Hawaii	Mainland	Total
Industrial	X.X	X.X	X.X
Office	X.X	X.X	X.X
Retail	X.X	X.X	X.X
Total	X.X	X.X	X.X

U.S. Securities and Exchange Commission
July 17, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.
We note your references to same store revenue and same store occupancy in this section. We further note your correspondence dated May 30, 2012. In future Exchange Act reports, please disclose how your same store pool is defined. To the extent that properties are excluded from the pool for reasons other than development, disposition or acquisition, please quantify the number of properties removed and the reasons for their removal.

In future Exchange Act reports, the Company will disclose how the Company’s same store pool is defined. The Company has not excluded any properties from the pool other than those acquired or disposed of during the periods under comparison. As indicated in our response to comment 1, while we have not recently developed a commercial property for use in our own portfolio, we have included additional language in the “same store” definition to address any future developed commercial properties.

The following provides an example of the requested disclosure:

Same store occupancy increased to XX percent in 20XX, compared to XX percent for 20XX, due primarily to increased occupancy in the mainland industrial properties. “Same store” refers to properties that were owned throughout the entire duration of both periods under comparison, including stabilized properties. Stabilized properties refer to commercial properties developed by the Company that have achieved 80% economic occupancy in each of the periods presented for comparison.

4.
To the extent you view Same Store Net Operating Income as a key performance indicator, please include disclosure in future Exchange Act periodic reports and include an Item 10(e) of Regulation S-K reconciliation for that measure and any other non-GAAP measure used.

The Company considers total net operating income (“NOI”) to be a key performance indicator. The Company will include in future Exchange Act reports a disclosure of NOI, including a reconciliation of NOI to the most comparable GAAP financial measure.

5.
We note that leases representing approximately 10.5% of your total annual gross rents are expiring at the end of the 2013 fiscal year. In future Exchange Act reports, please discuss the relationship between market rents and expiring rents.

The Company respectfully advises the Staff that disclosure of the relationship between market rents and expiring rents would not be meaningful to the users of the Company’s financial statements because any estimation of market rents is highly subjective, and potentially misleading. While market rent surveys are based on similar properties within a particular product type or geographic region, the properties included in the sample will still have very different operating characteristics that ultimately affect the comparability of rents, such as location, age, and suitability for a particular use. Additionally, the Company’s properties are generally located

U.S. Securities and Exchange Commission
July 17, 2013

in secondary or tertiary markets, where market rent data may not available, or if available, the sample sizes are typically smaller than those available in primary markets, or the sample observations are combined to cover a wider geographic area, thereby making the data less reliable for the purpose of projecting rent renewals on a specific property.

The Company’s commercial portfolio is also very diverse, dispersed widely across geographic markets and product types. Consequently, broad forward-looking statements regarding the relationship between market rents and expiring rents may not accurately portray the underlying rent trend of the portfolio.

The Company will, however, provide in future annual reports on Form 10-K, a comparison of renewed leases to prior rents received, as discussed in response to comment 6 below, which will provide additional information regarding rent trends on completed renewals as compared to expiring leases.

6.
In future Exchange Act reports, please include a discussion that compares new leases on previously leased properties and renewed leases to prior rents received. Such amounts should be adjusted for any tenant concessions provided, such as free rent.

In future annual reports on Form 10-K, the Company will provide a comparison of renewed leases to prior rents received, including adjustments for any tenant concessions. The Company respectfully advises the Staff that an annual disclosure, rather than a quarterly disclosure, of such information is more meaningful due to the significant variability in information that can occur in any given quarter due to fluctuations in the number and level of significance of leases that are renewed in the quarter. Consequently, an annual disclosure would be more representative of the overall trend in the portfolio. The Company respectfully advises the staff that it does not track new leases as compared to expired leases because it does not believe the information is useful in managing its leasing portfolio. For example, a new lease may involve a change in use, making the expired rent and new rent not comparable. A change from general office use to medical office use typically results in higher rent per square foot, but it does not indicate an improvement in the overall office rent environment. Additionally, new leases may encompass greater or lesser square footage as compared to the originally leased space, further diminishing the comparability of rent due to "quantity" discounts. Finally, a significant amount of time can pass before a new lease is signed, which also impacts comparability.

The following provides an example of the disclosure to be made in future annual reports on Form 10-K:

In 20XX, approximately X.X percent of leases, measured as a percentage of expiring annual gross rent to total annual gross rent, were scheduled to expire. As of December 31, 20XX, approximately XX percent of the expiring leases had been renewed, and the change in average annual rental income on renewals, including tenant concessions, if any, as compared to the prior rental income was approximately X.X percent.

U.S. Securities and Exchange Commission
July 17, 2013

7.
In future Exchange Act reports, please include a discussion of leasing results for the periods presented on a per square foot or unit basis, including disclosure regarding tenant improvement costs and leasing commissions for new leases and renewals, as applicable.

The Company respectfully advises the Staff that the Company’s management does not evaluate and measure leasing results on a per square foot or unit basis. The Company’s portfolio is highly diverse, both by geographic region and by asset class, resulting in significant differences in leasing results per square foot or per unit over time. Additionally, the Company regularly purchases and sells commercial properties of different types and/or in different geographic regions as it seeks to optimize overall results from its portfolio. Furthermore, as the Company sells parcels of land it owns in Hawaii, it reinvests the sale proceeds from land sales into additional commercial real estate properties. Consequently, due to ongoing acquisition and disposition activity as well as acquisitions related to new investments using 1031 proceeds from land sales, management believes that leasing results on a per square foot or unit basis is not meaningful from period to period, as compared to a REIT that invests in, and is focused on, one product type or geographic region where the turnover or mix of the portfolio is relatively constant.
As an example, changes in the Company’s mix of property types through acquisitions or dispositions increase or decrease leasing results per square foot, but would not necessarily reflect improving or deteriorating financial performance. The sale of a retail center and the reinvestment of those proceeds into an industrial property would result in a decrease in the leasing results per square foot, since retail assets command a higher rent per square foot compared to an industrial property. In this example, the decrease in rent per square foot, which may be interpreted as deteriorating leasing performance, would be misleading because overall leasing results may be higher following the disposition and acquisition activity, but due to the increase in square footage from the purchase of the industrial property, the leasing results on a per square foot basis would be lower.
To measure financial performance, the Company monitors and evaluates occupancy, total operating profit and, as discussed in response to comment 4 above, NOI of the portfolio. Accordingly, the Company believes that its presentation of comparative occupancy, operating profit, and the planned disclosure of NOI, combined with the disclosure of property acquisitions and dispositions, allows users of the Company’s financial statements to better understand performance of, and trends in, the portfolio.

The Company will, however, disclose in future Exchange Act reports tenant improvement costs and leasing commissions for new leases and renewals.

U.S. Securities and Exchange Commission
July 17, 2013

8.
Please include a discussion within your MD&A of your capital expenditures for property and development including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years. Additionally, tell us how you have accounted for expenditures made to the Port Allen solar project on Kauai.

In future Exchange Act reports, the Company will include in MD&A disclosure of capital expenditures for property and development, including a breakdown of expenditures.

The following provides an example of the disclosure to be made in future Exchange Act reports:

Net cash flows used in investing activities for capital expenditures were as follows:

(dollars in millions)	20XX		20XX		Change
Real estate developments	$	X.X	$	X.X	X
Real estate redevelopment/renovations		X.X		X.X	X
Tenant improvements		X.X		X.X	X
Agribusiness and other		X.X		X.X	X
Total capital expenditures		X.X		X.X	X

Capital expenditures increased by $X.X million in 20XX compared to 20XX. Agribusiness and other capital expenditures increased by $X.X million, principally due to XX. Capital expenditures for real estate redevelopment and renovations increased by $X.X million, due principally to XX.

The capital expenditures for the Port Allen solar project on Kauai, which consisted solely of third party costs for permitting, design and construction, were capitalized to property, plant and equipment. No payroll costs, direct or indirect, were capitalized to the project. The solar facility was placed into service in December 2012, and ongoing maintenance costs and property taxes are expensed as incurred.

Impairment of Investments

9.
We note your disclosure which indicates that you reached a decision in 2012 to focus on development projects in Hawaii and not to proceed with the development of California real estate assets in the near term. Additionally, we note that you took impairment charges on the Santa Barbara property as well as in the investment in the Bakersfield joint venture. Please tell us how your strategic decision to not proceed with the development of California real estate assets resulted in changes to your impairment testing. In your response, be sure to address the impact on other California development projects such as those located in Palmdale and Crossroads, CA.

The Company respectfully advises the Staff that the Company’s decision to focus on investment and development in Hawaii was one result of the strategic decision by the Company to separate its transportation and logistics businesses from its real estate and agriculture businesses. The Company believes that shareholder value creation will be further enhanced by focusing on

U.S. Securities and Exchange Commission
July 17, 2013

development in Hawaii, where the Company has an excellent reputation in the community, extensive business relationships, and deep local market knowledge. Consequently, in connection with the separation, the Company re-evaluated its mainland development plans and the prospects for each of its mainland development projects and concluded it would not continue the pursuit of development for its Santa Barbara Ranch project and would not participate in the development of the Bakersfield project.

The decision not to pursue development of the 22-acre Santa Barbara Ranch project was based on a number of factors, but was principally due to the amount of expected future capital requirements and management attention that would be necessary to fully develop, market, and sell the project, all of which would divert resources away from the Company’s renewed Hawaii focus. Consequently, given the significant change in circumstances, which had assumed the development of the Santa Barbara Ranch project, an impairment indicator was identified. Accordingly, the Company prepared an undiscounted cash flow analysis for its impairment testing model, which uses an expected cash flow approach that involves a probability-weighted approach for possible outcomes. Based on the analysis, which indicated that the undiscounted cash flows were less than the carrying value of the asset, the Company recorded an impairment loss to reflect the asset at estimated fair value.

Similarly, the Company assessed the future capital requirements and management attention that would be required for the 57.3-acre Bakersfield project and determined that it was unlikely that it would participate in further development of the project. The Company believed that its decision changed significant assumptions about the future plans for the project, and those changes represented an indicator of a potential decrease in the investment’s fair value. Accordingly, given the resulting change to assumptions used in evaluating the recoverability of the Company’s investment, the Company performed an analysis and determined that the fair value of the investment was below its carrying value. The Company concluded that the decline was other-than-temporary, and therefore, the Company recorded an impairment loss.

The Company also assessed the likelihood of its participation in the development plan for the 18-acre Palmdale project and determined that it would likely continue to participate in future development due to the project’s more modest resource requirements. The capital requirements to develop the Palmdale project are much lower due to the smaller size and nature of the project, which essentially involves a much simpler build-to-suit industrial facility for a single tenant. Due to the slowdown in the Palmdale market, however, the Company had performed an analysis regarding the recoverability of its investment. The analysis indicated that fair value was above carrying value, and therefore, no impairment was necessary.

The Company’s Crossroads investment, which is a mixed-use commercial office and light office condominium complex, was completed in 2008. As of December 31, 2012, it was 100% leased and there were no indicators that fair value was below cost.

U.S. Securities and Exchange Commission
July 17, 2013

Financial Statements
Significant Accounting Policies
Real Estate Developments

10. We note your discussion of certain soft cost expenditures capitalized related to development projects. Please tell us if you have capitalized any payroll costs related to your development projects during the last three years.

The Company respectfully advises the Staff that payroll costs capitalized as development costs were limited to project-specific land surveys performed by a licensed surveyor and his supporting staff, all of whom are employed by the Company. The land survey costs capitalized to development projects totaled less than $0.1 million in each of the years ended December 31, 2012, 2011, and 2010.

If you would like to discuss any of the matters contained in this letter, please contact me at (808) 525-6611.

Sincerely,

/s/ Paul K. Ito
Paul K. Ito
Senior Vice President, Chief Financial Officer, Treasurer and Controller

cc:    Douglas Pasquale (Audit Committee)